# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Twin Vee PowerCats Co., CIK 0001855509
CUSIP: 90177C200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida (FL), 34982
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0001104659-24-111477
Filed by CIK 0001726497
Persons authorized to receive notices and communications: Joshua S. Horowitz, c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut (CT), 06830, 203-302-7000; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, 216-566-5500

## Reporting persons
- Palm Management (US) LLC (CIK 0001726497): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (3.4% of the class)
- Palm Global Small Cap Master Fund LP (CIK 0001726444): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (3.4% of the class)
- Bradley C. Palmer (CIK 0001726523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (3.4% of the class)
- Joshua S. Horowitz (CIK 0001612424): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,600; shared voting power 50,000; sole dispositive power 3,600; shared dispositive power 50,000; aggregate amount beneficially owned 53,600 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Twin Vee PowerCats Co.
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida (FL), 34982
Comment:
This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 2") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on October 25, 2024 (as amended, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Effective April 7, 2025, the Company effected a reverse stock split of the Common Stock at a ratio of 1-for-10 (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the shares of Common Stock included in this Amendment No. 2 have been adjusted accordingly, as compared to amounts previously reported by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 53,600 shares of Common Stock, which represents approximately 3.6% of the Company's outstanding shares of Common Stock.

Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 1,487,299 shares of Common Stock reported by the Company as outstanding as of May 1, 2025 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Palm Global beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

Mr. Horowitz has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: On May 8, 2025, in open market transactions, (i) Palm Global sold 31,860 shares of Common Stock at a weighted average price of $6.92 per share and (ii) Mr. Horowitz sold 2,346 shares of Common Stock at a weighted average price of $6.73 per share. The Reporting Persons did not effect any other transactions in the Company's securities in the last 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 8, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Signatures
- Palm Management (US) LLC: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director (05/08/2025)
- Palm Global Small Cap Master Fund LP: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director of Palm Management (US) LLC, the investment manager of Palm Global Small Cap Master Fund LP (05/08/2025)
- Bradley C. Palmer: /s/ Bradley C. Palmer, Bradley C. Palmer (05/08/2025)
- Joshua S. Horowitz: /s/ Joshua S. Horowitz, Joshua S. Horowitz (05/08/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.